

Mail Stop 4631

December 8, 2016

Via E-mail
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

  Re: **Berry Plastics Group, Inc.**
    Form 10-K for Fiscal Year Ended October 1, 2016
    Filed November 30, 2016
    Form 8-K Filed November 29, 2016
    File No. 1-35672

Dear Mr. Miles:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 1, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Discussion of Results of Operations, page 16

1. With reference to your letter dated March 7, 2016, please expand your disclosures to state the expected annual cost synergies and timing of those cost synergies from the AVINTIV acquisition.

2. Please expand your discussion and analysis of comprehensive income to provide a discussion of the factors that led to the losses recognized for your defined benefit pension and retiree health benefit plans for each period presented.

3. Please provide a comprehensive discussion of the material factors impacting your effective tax rate for each period presented. Using fiscal year 2016 as an example, please explain what the worthless investment is and how it resulted in a 2.9% reduction to the statutory tax rate for fiscal year 2016; disclose the amount of the foreign earnings that were repatriated with a

confirmation that the repatriation was from current foreign earnings; and what the permanent foreign currency differences represent.

Liquidity and Capital Resources, page 21

4. Please begin the reconciliation for adjusted EBITDA with net income. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

13. Segment and Geographic Data, page 53

5. Please tell us your consideration of the guidance in ASC 280-10-50-40 to provide revenue from external customers for each product or each group of similar products for each period presented. In this regard, we note that you reorganized your segment reporting to market-facing divisions per the first quarter of fiscal year 2016 conference call discussion. We further note your reference throughout your discussion of your results of operations that a change in product mix impacted each of your reportable segments' operating results.

Form 8-K Filed November 29, 2016

6. Please ensure that you are not presenting non-GAAP measures more prominently than the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K throughout your earnings press release. For example, we note your presentation of adjusted free cash flow for fiscal year 2016 without the presentation of cash flow from operations for fiscal year 2016 along with use of descriptive characterizations of adjusted free cash flow. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

7. We note that you present the ratio of net debt to adjusted EBITDA without presenting the ratio calculated using the most comparable GAAP amounts. Please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 to present this ratio on a GAAP basis with equal or greater prominence. Otherwise, if you are presenting the ratio as a material debt covenant, please provide the disclosures required by Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also tell us why your disclosures at the end of the earnings press release state you are presenting adjusted EBITDA and net debt for purposes of evaluating your liquidity and performance.

8. Please reconcile operating EBITDA at the reportable segment level from operating income at the reportable segment level in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. See Questions 104.01, 104.02, and 104.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

9. Please expand footnote (1) and (4) to the segment information presentation to explain specifically what "acquisition sales" and "acquisition operating EBITDA" represents and why the information is being presented. Please present the most comparable GAAP measure for acquisition operating EBITDA with equal or greater prominence and a reconciliation from the most comparable GAAP measure in accordance with Items 10(e)(1)(i)(a) and (b) of Regulation S-K. Please also see the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

10. Please tell us how you determined that it is appropriate to present net sales and operating EBITDA on a combined basis. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

11. Please include a footnote to disclose what costs are included in the other non-cash charges adjustment.

12. We note your statements that Adjusted EBITDA, adjusted free cash flow, and net debt are "useful to an investor in evaluating [y]our liquidity and performance". Please reconcile Adjusted EBITDA from net cash from operating activities in addition to net income and adjusted free cash flow from net income in addition to net cash from operating activities in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. Please expand your disclosures regarding the usefulness of these measures to investors to clarify how adjusted EBITDA and adjusted free cash flow are useful to investors as performance measures and also how these two measures are useful to investors as liquidity measures. Please tell us how net debt is useful to investors as a performance measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236, or Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and Construction